UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                September 8, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

RESEARCH UPDATE

FDA SCHEDULES ADVISORY COMMITTEE MEETING FOR LIRAGLUTIDE

Novo Nordisk today announced that the Food and Drug Administration (FDA) has informed the company that an FDA Advisory Committee meeting is scheduled to be held on 2 March 2009 to discuss the New Drug Application (NDA) for liraglutide, a once-daily human GLP-1 analogue. FDA advisory committees are panels of independent experts who advise the FDA as they consider regulatory decisions. The advisory committee meetings are open to the public and are common for major pharmaceutical drugs under review.

Novo Nordisk submitted the NDA to the FDA on 23 May 2008, meaning that an action letter from the agency to the NDA could be expected on 23 March 2009 following a standard 10-month review period. Since the Advisory Committee meeting is held shortly before this date, the agency has indicated that it will most likely have to extend the date of completing their assessment by a couple of months.

ABOUT LIRAGLUTIDE

Once-daily liraglutide is the first human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration in the US as well as a marketing authorisation application to the European Medicines Agency in Europe, for the approval of liraglutide for the treatment of people with type 2 diabetes. A New Drug Application was also submitted for approval in Japan on 15 July 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:

Media:                                              Investors:
Mike Rulis                                          Mads Veggerby Lausten
Tel: (+45) 3079 3573                                Tel: (+45) 4443 7919
mike@novonordisk.com                                mlau@novonordisk.com

                                                    Hans Rommer
                                                    Tel: (+45) 4442 4765
                                                    hrmm@novonordisk.com

In North America:
An Phan
Tel: (+1) 609 558 0420
anph@novonordisk.com

Company Announcement no 56 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 8, 2008                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer